Exhibit 10.1

***Certain identified information has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed. Such omitted information is indicated by brackets (“[...***...]”) in this exhibit. ***

LICENSE AGREEMENT

This License Agreement (this “Agreement”) is made as of July 13, 2020 (the “Effective Date”), by and between Sorrento Therapeutics, Inc., a Delaware corporation (“Sorrento”) and ACEA Therapeutics, Inc., a Cayman Island corporation (“ACEA”).  Sorrento and ACEA shall be referred to herein individually as a “Party” and collectively as the “Parties”.

WHEREAS, ACEA, together with its respective Affiliates, is the sole and exclusive owner of or has the right to license the Licensed Materials, Licensed Patents and Licensed Know-How (as those terms are defined below);

WHEREAS, Sorrento and ACEA desire to enter into this Agreement whereby ACEA will license to Sorrento the Licensed Patents and Licensed Know-How in the Field and in the Territory in connection with Licensed Products (as those terms are defined below).

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I
DEFINITIONS; INTERPRETATION

Section 1.1Definitions. For the purposes of this Agreement, the following terms have the meanings set forth below:

“10-Day VWAP” means the volume weighted average price of the shares of common stock of Sorrento traded on The NASDAQ Stock Market LLC for the ten (10) trading days ending on the date that is three (3) trading days prior to the applicable date of issuance.

“Affiliate” means, as to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, the term “control” of a Person means (a) the power to vote, directly or indirectly, more than fifty percent (50%) of the securities having ordinary voting power for the election of directors of such Person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Applicable Law” means any federal, state or local statute, law (including the common law), ordinance, rule, code, or regulation that applies in whole or in part to, as the case may be, the obligations or rights of the Parties under this Agreement. Any reference to any federal, state or local statute or law will be deemed also to refer to all rules and regulations promulgated thereunder unless the context requires otherwise.

“Business Day” means any day other than a Saturday, a Sunday or any day on which commercial banks located in San Diego, California are authorized or required to remain closed.

“COGS” means ACEA’s actual labor and material costs, quality assurance and control expenses, and allocable facilities costs, in all cases solely attributable to producing or obtaining the supply of Product Materials, in all cases as determined by ACEA’s consistent application of GAAP, which includes any freight and Third Party logistics or distribution costs calculated in accordance with GAAP, consistently applied.

“Combination Product” means a Royalty-Bearing Product that includes one or more pharmaceutically active ingredients in addition to the Licensed Material.

“Commercially Reasonable Efforts” means efforts and the deployment of a quantity and quality of resources consistent with the exercise of commercially reasonable practices and diligent efforts and reasonable and prudent scientific and business judgment of a similarly situated company in the biopharmaceutical industry that would be applied to other pharmaceutical products of similar potential, characteristics, stage of development and market size.

“Confidential Information” of a Party means any and all information of a confidential or proprietary nature disclosed by such Party to the other Party under this Agreement or under any prior confidentiality agreement entered between both Parties prior to the Effective Date, whether in oral, written, graphic or electronic form.

“Controlled” or “Controls” means, with respect to an item of Know-How or Intellectual Property Rights or Generated Data, or other rights, the right (whether by ownership, license or other authorization) to grant and authorize the licenses or sublicenses or other rights, as applicable, of the scope granted to Sorrento pursuant to the terms and conditions of this Agreement.

“Cover” means, with respect to any subject matter such as a given product, process, method or service, the manufacture, use, performance, sale, offering for sale, importation, exportation or other exploitation of such subject matter would infringe a claim of a patent or patent application at the time thereof absent ownership or license therein or thereto, as applicable.  As used in this definition, “infringe” shall include direct and indirect infringement, contributorily infringing or inducing the infringement of such claim.  For clarity, with respect to a claim within a patent application, “infringe” refers to activity that would infringe or be covered by such claim if it were contained in an issued patent.  “Covered” and “Covering” shall have correlative meanings.

“Data” means any data (whether pre-clinical, clinical data, or otherwise) necessary or useful for the use and development of any Licensed Materials or Licensed Product that is Controlled by ACEA.

“Field” means and includes all fields of use for or in respect of human or animal health, including the diagnosis, treatment, and/or cure of any human or animal disease or disorder.

“First Commercial Sale” means, with respect to a Licensed Product, the first arms-length commercial sale by Sorrento or its Affiliates (or their respective Sublicensee) to a Third Party of a Royalty-Bearing Product for use in the Field after receipt of Regulatory Approval.

“GAAP” means generally accepted accounting principles for financial reporting in the United States.

“Intellectual Property Rights” means and includes all rights of any of the following types anywhere in the world: (a) Patent Rights; (b) (i) copyrights, moral rights, and rights in works of authorship, and (ii) all registrations for any of the foregoing (i); and (c) Know-How (other than those rights subject to clauses (a) or (b) hereof).

“Know-How” means data, trade secrets, inventions (whether patentable or otherwise), discoveries, specifications, copyrights, works of authorship, instructions, processes, compositions, formulae, materials, compounds, methods, protocols, expertise, technical information and any other information of any kind whatsoever (including, but not limited to, any pharmacological, biological, chemical, biochemical, manufacturing, business, and financial information), and other technology applicable to formulations, compositions or products or to their manufacture, development, registration, use or marketing or to methods of assaying or testing them, and all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing, preclinical and clinical data relevant to any of the foregoing.

“Licensed Know-How” means and includes all Know-How Controlled by ACEA or any of its Affiliates as of the Effective Date or at any time during the term of this Agreement that (i) relate to the development, manufacture or commercialization of any Licensed Materials or Licensed Product or (ii) otherwise are or would be reasonably necessary or useful to research, develop, promote, commercialize, or exploit (including to make, have made, use, sell, or import) and Licensed Materials or Licensed Products, including all Data.

“Licensed Materials” means the materials set forth or referenced on Exhibit A attached hereto.

“Licensed Patents” means and includes (i) the Patent Rights listed in Exhibit C and (ii) any other Patent Rights that are Controlled by ACEA or any of its Affiliates as of the Effective Date or at any time during the term of this Agreement that (a) would be infringed by the research, development, promotion, commercialization, or exploitation (including making, having made, using, selling, or importing) or manufacture of any Licensed Material, Licensed Know-How, or Licensed Product (or any component thereof) by Sorrento or its Affiliates in the absence of the license or rights granted Sorrento hereunder, (b) otherwise claim or Cover the Licensed Materials.

“Licensed Product” means and includes (i) any composition, product, or component part thereof (a) incorporating, based upon, or using, in whole or in part, any Licensed Know-How and/or any Licensed Materials, or (b) the manufacture, use, sale, offering for sale, importation, exportation or other exploitation of which, in whole or in part, is Covered by one or more Valid Claims within the Licensed Patents, and (ii) any and all services offered in connection or associated therewith.

“Net Sales” means the gross amounts actually received by Sorrento, its Affiliates or Sublicensees (each, a “Selling Party”) for arms-length commercial sales of Royalty-Bearing Products in the Field to a Third Party or to an Affiliate or Sublicensee of Sorrento where such

Affiliate or Sublicensee is an end-user calculated in accordance with GAAP, consistently applied, less the following deductions to the extent included in such gross amounts or otherwise incurred by the Selling Party with respect to the sale of such Royalty-Bearing Product in the Territory:  (i) normal and customary rebates, quantity, trade and cash discounts, and other usual and customary discounts, including re-procurement and back-order charges actually allowed and taken; (ii) charge-backs and rebates actually granted to customers, including managed health care organizations or to national, state or local governments, their respective agencies, purchasers or reimbursers (including rebates and payments required to be paid to governmental entities in connection with sales of the Royalty-Bearing Product pursuant to the Omnibus Budget Reconciliation Act of 1990 and similar national, state or local legislation or programs), adjustments arising from consumer discount programs, co-pay assistance programs or other similar programs; (iii) retroactive price reductions, credits or allowances actually granted or made for rejection of or return of previously sold Royalty-Bearing Products, including for recalls or damaged goods; (iv) customary fees paid to distributors, including group purchasing organizations (excluding sales representatives of Sorrento); (v) sales credits accrued in accordance with GAAP, including price protection, shelf stock adjustments, adjustments for uncollectible accounts and other similar and customary deductions which are in accordance with GAAP; (vi) returns of a Royalty-Bearing Product for any reason other than returns covered under (iii) above; (vii) freight, postage, shipping and insurance charges with respect to such Royalty-Bearing Product; and (viii) customary sales taxes, excise taxes, use taxes, import/export duties or other governmental charges actually levied on or measured by the billing amount for such Royalty-Bearing Product, including value-added taxes, in each case to the extent not reimbursed. Each of the foregoing deductions shall be determined as occurred in the ordinary course of business in accordance with GAAP. In no event shall any particular amount identified above be deducted more than once in calculating Net Sales (i.e., no “double counting” of deductions).  In no event shall a particular amount identified above to be deducted exceed the gross amount invoiced resulting in a negative royalty.

For clarity, sales of Licensed Product(s) or Licensed Material(s) between Sorrento, its Affiliates and Sublicensees for resale by Sorrento or any of its Affiliates or Sublicensees to a Third Party shall be excluded from Net Sales, but the subsequent resale of a Royalty-Bearing Product to a Third Party, including a bona-fide end user or customer of a Royalty-Bearing Product shall be included in Net Sales.  Sales of the Royalty-Bearing Products used for promotional or advertising purposes or used for research or development purposes (including for clinical trials) or for charitable donations shall not be included in Net Sales.

If, on a country-by-country basis, a Royalty-Bearing Product is sold in the form of a Combination Product, the Net Sales for such Royalty-Bearing Product in the Combination Product will be calculated by multiplying the actual Net Sales of such Combination Product by the fraction A/A+B where A is the invoice price or the fair market value of the Royalty-Bearing Product of the same strength in the same period when sold in stand-alone form in the same country of sale as the Combination Product, and B is the fair market value of all of the other active ingredients in the Combination Product sold in the same period in such country.

“New Inventions” means all inventions (and any and all Intellectual Property Rights therein), whether patentable or not, invented in the course of performance of activities contemplated by this Agreement.

“Patent Rights” means in any country, any and all (a) patents (including, but not limited to, any inventor’s certificate, utility model, petty patent and design patent), including any reissue, re-examination, renewal or extension (including any supplementary protection certificate) of any patent, and any confirmation patent or patent of addition based on any patent, in such country; and (b) patent applications, including any continuations, continuations-in-part, divisionals, provisionals, continued prosecution application, substitute applications, and any other patent application that claims priority from any patent.

“Person” means any individual, person, entity, general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association, foreign trust, foreign business organization or a governmental entity.

“Product Materials” means the active pharmaceutical ingredient Abivertinib, capsules and placebos used in the development and manufacture of the Licensed Products.

“Regulatory Approval” means, in any given country, the granting by the Regulatory Authorities in that country of all approvals that are necessary for the manufacturing, distributing, marketing, sale, pricing and reimbursement of a drug product.

“Regulatory Authority” means an agency of any government having the authority to regulate the sale, manufacture, marketing, testing, pricing or payment reimbursement of drugs.

“Regulatory Materials” means regulatory applications, submissions, notifications, communications, correspondence, registrations, Regulatory Approvals or other filings made to, received from or otherwise conducted with a Regulatory Authority in connection with the research, manufacturing, development, or commercialization of a drug product in a particular country or jurisdiction.

“Royalty-Bearing Product” means any Licensed Product in the Field sold by Sorrento, its Sublicensees or its Affiliates to an unrelated Third Party on an arms-length basis or to an Affiliate or a Sublicensee where such Affiliate or Sublicensee is an end-user and that (i) in the absence of this Agreement, the development, manufacture, sale, offer for sale, import or export of which would infringe upon a Valid Claim of any Licensed Patent in the country in which such Licensed Product is sold or (ii) incorporates any Licensed Know-How. For clarity, the regulatory milestone payments due under Section 4.2 shall be triggered even if the applicable Royalty-Bearing Product has not been sold to any party.

“Territory” means worldwide other than the People’s Republic of China.

“Third Party” means any Person other than Sorrento, ACEA and their respective Affiliates.

“Valid Claim” means any issued claim of any unexpired Licensed Patent that has not been permanently revoked, nor held unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction that is unappealable, or unappealed in the time allowed for appeal.

Section 1.2Interpretation and Rules of Construction. Unless otherwise indicated to the contrary herein by the context or use thereof:

(a)a capitalized term has the meaning assigned to it;

(b)when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement;

(c)the headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(d)the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof;

(e)references to “including” in this Agreement shall mean “including, without limitation,” whether or not so specified;

(f)references in the singular or to “him,” “her,” “it,” “itself,” or other like references, and references in the plural or the feminine or masculine reference, as the case may be, shall also, when the context so requires, be deemed to include the plural or singular, or the masculine or feminine reference, as the case may be;

(g)references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder;

(h)all accounting terms used herein and not expressly defined herein shall, except as otherwise noted, have the meanings assigned to such terms in accordance with GAAP;

(i)all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein; and

(j)all references to “$” will be references to United States Dollars, and with respect to any contract, obligation, liability, claim or document that is contemplated by this Agreement, but denominated in currency other than United States Dollars, the amounts described in such contract, obligation, liability, claim or document will be deemed to be converted into United States Dollars for purposes of this Agreement based on the noon buying rate in New York, as certified weekly by the Federal Reserve Bank of New York, in effect as of the applicable date of determination.

ARTICLE II

license Grant

Section 2.1License Grant. ACEA hereby grants to Sorrento an exclusive, transferable (to the extent expressly permitted under Section 10.4 or under the terms of this Agreement or as required under any Applicable Law), royalty-bearing, sublicensable (subject to Section 2.2 hereof), perpetual (unless terminated in accordance with Section 6.3(a)) and irrevocable (unless terminated in accordance with Section 6.3(a)) license and right, under the Licensed Patents and Licensed Know-How to research, develop, make, have made, use, sell, offer to sell, import, market, promote, improve, provide, perform, support, reproduce, modify, create derivative works of, and to otherwise fully utilize, exploit and commercialize the Licensed Know-How, Licensed Materials and Licensed Products in the Field in the Territory.

Section 2.2Exclusivity. The foregoing license set forth in Section 2.1 shall be exclusive in the Field in the Territory (even as to ACEA, except to the extent reasonably necessary for ACEA to perform its obligations under this Agreement for the benefit of Sorrento, or for ACEA to prosecute, maintain, or enforce any Intellectual Property Rights, or for ACEA to seek or obtain any Regulatory Approvals).  ACEA agrees that neither it, nor any of its Affiliates or (sub)licensees, as applicable, will directly or indirectly develop, file for Regulatory Approval with respect to, make, have made, use, sell, offer for sale, import and otherwise commercialize any Licensed Product in the Field in the Territory, except for or through Sorrento and its designees, in accordance with the terms and conditions of this Agreement.  For clarity, nothing in this Agreement shall affect ACEA’s right to use, develop, commercialize, license and otherwise exploit its rights in and to the Licensed Patents and Licensed Know-How outside the Territory.

Section 2.3Sublicenses. Sorrento may sublicense the rights granted by ACEA under Section 2.1 above to its Affiliates and to Third Parties (through multiple tiers of sublicensees) without ACEA’s prior written consent, subject to the terms of this Agreement, including the terms under Article IV (each such sublicensee, a “Sublicensee” hereunder). Before granting any such sublicense, Sorrento shall enter into a definitive written sublicense agreement with any such Sublicensee that contains terms and conditions consistent with those set forth herein and a copy of such sublicense agreement shall be provided to ACEA no later than thirty (30) days following the date of execution of such agreement. Notwithstanding Sorrento’s right to sublicense hereunder, as between the Parties, Sorrento shall remain responsible and liable for the acts and/or omissions of each Sublicensee.

Section 2.4Additional Material. In the event ACEA wishes to license or assign to any Third Party any material, compound, molecule, biologic, or chemical that is not a Licensed Material (each such material, compound, molecule, biologic, or chemical, an “Additional Material”) then ACEA will provide Sorrento with written notice of the same and, at Sorrento option, exercisable within fifteen (15) days following its receipt of such notice, ACEA will exclusively negotiate in good faith with Sorrento for a period of not less than thirty (30) days a mutually acceptable agreement to license or assign (as applicable) such Additional Material to Sorrento (which agreement shall be no less favorable to Sorrento than the terms and conditions of this Agreement). If the Parties fail to reach a mutually acceptable agreement following such negotiations in good faith, such period of not less than thirty (30) days may be extended in good faith upon mutual agreement of the Parties to permit the Parties to complete such good faith negotiations; provided, that if the Parties are thereafter unable to reach a mutually acceptable agreement, then ACEA will be free to negotiate with Third Parties for the assignment or license of such Additional Material (in all cases such assignment or license being subject to Sorrento’s rights under this Agreement), provided that prior to executing any agreement with any Third Party for the assignment or license of any Additional Materials, ACEA will disclose such agreement in substantially final form to Sorrento and Sorrento may, at its option, within fifteen (15) days following its receipt of such agreement, and in place of such Third Party, enter into an agreement with ACEA on substantially similar terms and be assigned or licensed (as applicable) such Additional Material (which agreement shall be no less favorable to Sorrento than the terms and conditions of this Agreement). If Sorrento does not accept the terms and conditions of such agreement within such fifteen (15) day period then ACEA will be free to enter into such agreement with such Third Party and assign or license such Additional Material to such Third Party (in all cases such assignment or license being subject to Sorrento’s rights under this Agreement).

ARTICLE III

DEVELOPMENT & COmmercialization responsibilities; Regulatory Data; Technology TransferS & SUPPLY

Section 3.1Development Responsibilities; Commercialization Responsibilities.

(a)Development and Commercialization Responsibilities.

(i)During the term of this Agreement, Sorrento shall have sole control over all Licensed Products in the Field in the Territory. As between the Parties, following receipt of Regulatory Approval for a Licensed Product, and subject to ACEA’s obligation to supply Product Materials to Sorrento as provided hereunder or pursuant to one or more Supply Agreements (including CMC and clinical development obligations), and further subject to any other obligations of ACEA under this Agreement or in any Supply Agreement, Sorrento shall be solely responsible, at its own expense, for all aspects of the development (including, but not limited to, chemistry manufacturing controls, and clinical development), manufacture, registration and commercialization (including, but not limited to, marketing, promoting, selling, distributing and determining pricing) of such Licensed Product in the Field in the Territory.

(ii)Sorrento shall make Commercially Reasonable Efforts to commercialize the Licensed Products. As between the Parties, and subject to ACEA’s obligation to supply Product Materials to Sorrento as provided hereunder or pursuant to one or more Supply Agreements, and further subject to any other obligations of ACEA under this Agreement or in any Supply Agreement (including CMC and clinical development obligations), Sorrento shall conduct all activities relating to the commercialization of the Licensed Products in the Field within the Territory at its own expense.

(b)General Assistance.  ACEA shall use Commercially Reasonable Efforts to provide Sorrento with commercially reasonable assistance, as Sorrento reasonably requires, in connection with development, pre-clinical and clinical testing of the Licensed Products and preparation and filing of all Regulatory Materials and any other documents required in connection with seeking and obtaining Regulatory Approval of the Licensed Products, and all such services shall be provided by ACEA in a commercially reasonable timely manner and, except as expressly provided in this Agreement, at no cost to Sorrento. As between the Parties, Sorrento shall own all Regulatory Materials submitted by Sorrento to the Regulatory Authorities and all Regulatory Approvals resulting from such submissions.

(c)CMC Services. ACEA shall use Commercially Reasonable Efforts to provide to Sorrento with Chemistry, Manufacturing and Controls (CMC) services, including CMC maintenance, CMC improvement and any other CMC-related services, sufficient to facilitate successful achievement of Regulatory Approval in the Territories, including but not limited to U.S., Europe and Japan, for the Licensed Products, including satisfaction of any and all applicable FDA and European Union registration requirements (collectively, the “CMC Services”). Without limiting the foregoing, the Parties will discuss in good faith and agree on a list of CMC Services, to include descriptions of the scope and details of such CMC Services, within a reasonable period of time after the Effective Date, which list will be attached hereto as Exhibit C and shall not be deemed to limit the foregoing obligations set forth in this Section 3.1(c).  From time to time, the Parties may update Exhibit C by mutual written agreement. In consideration of the CMC Services and unless ACEA is in breach of its obligations under this Section 3.1(c), Sorrento will pay to ACEA a monthly fee of [...***...] (the “CMC Services Fee”) up to a total, aggregate amount of [...***...] (the “CMC Services Fee Cap”) during the term of this Agreement.  For clarity, in the event that Sorrento has paid CMC Service Fees totalling the CMC Services Fee Cap in the aggregate, ACEA shall continue to provide and perform the CMC Services at no additional cost until Sorrento has successfully achieved Regulatory Approval in the U.S. and Europe for the Licensed Products, including satisfaction of any and all applicable FDA and European Union registration requirements

Section 3.2Regulatory Data and Reference. Each Party grants to the other a right to reference, file, or incorporate by reference any of its Regulatory Approvals that are reasonably necessary for such other Party to exercise its rights under this Agreement.  In addition, Sorrento will use Commercially Reasonable Efforts to provide ACEA with copies of pre-clinical data, clinical data, and any other data generated by Sorrento in the exercise of its license rights hereunder or otherwise included in the Regulatory Materials that Sorrento submits for Regulatory Approval of the Licensed Products (collectively, “Generated Data”).  ACEA may use all Generated Data Controlled by Sorrento in any filing or correspondence that ACEA makes with a Regulatory Authority, subject to the terms of this Agreement. ACEA will at any time upon the reasonable request of Sorrento make available to Sorrento full, accurate, and complete copies of all Regulatory Materials (including all underlying data, information, documents, results, and analyses) that ACEA has generated or otherwise submitted, and generates or otherwise submits after the Effective Date, for Regulatory Approval of Licensed Materials and Sorrento may use and disclose all such Regulatory Materials and underlying data, information, documents, results, and analyses (i) to the extent reasonably necessary or required by a Regulatory Authority in any filing or correspondence that Sorrento makes with a Regulatory Authority, (ii) in the preparation, filing, prosecution, defense, and enforcement of any patents and patent applications, and (iii) subject to its confidentiality obligations under this Agreement, in connection with preparing, publishing, and otherwise presenting research articles, scientific articles, scientific presentations, and the like.

Section 3.3Technology Transfers.  Within thirty (30) calendar days of the execution of this Agreement, ACEA shall, at no charge to Sorrento, deliver to Sorrento all Licensed Know-How relating to the research, development, use, manufacture, or other commercialization of Licensed Materials and/or Licensed Products, and provide Sorrento all reasonably requested assistance relating thereto.  Thereafter, on a quarterly basis or as otherwise reasonably requested by Sorrento, ACEA will promptly transfer to Sorrento additional Licensed Know-How as is reasonably necessary or useful to enable Sorrento to exercise the rights and licenses granted by

ACEA to Sorrento hereunder.  Without limiting the foregoing, at Sorrento’s request, ACEA shall disclose (and provide copies or provide access to make copies, as applicable) to Sorrento or on a need-to-know basis to a Third Party manufacturer selected by Sorrento who is bound by confidentiality obligations that are at least as restrictive as the terms of this Agreement, all Licensed Know-How that is reasonably necessary or useful in the manufacturing (including quality assurance and control testing, filling, labeling, packaging, finishing, storage and shipping, as applicable) of the Licensed Materials and/or Licensed Products, and provide the appropriate authorizations to such Regulatory Authority(ies) allowing Sorrento (or its Third Party manufacturer acting on behalf of Sorrento) the right to reference any and all information, data, filings or materials filed with Regulatory Authorities by or on behalf of ACEA or its permitted contractors to support any filings or applications submitted to a Regulatory Authority with respect to the Licensed Materials and/or Licensed Products in the Territory (together with supporting documentation) (or changes thereto) to permit manufacture by Sorrento or its designee.  In connection with the foregoing provisions, ACEA shall make available to Sorrento, at ACEA’s sole expense, such advice of the personnel of ACEA and its contract manufacturers as may reasonably be requested by Sorrento in connection with such transfer, to facilitate the understanding and implementation of such manufacturing related Licensed Know-How to manufacture the Licensed Materials and Licensed Products.

Section 3.4Supply of Product Materials.

(a)Supply. During the term of this Agreement (and throughout the term of the Supply Agreement following the Parties’ execution thereof as contemplated by Section 3.5 below), Sorrento shall have the exclusive right to purchase or otherwise obtain Product Materials from ACEA for use in the Field and in the Territory, all in accordance with the terms and conditions of this Agreement (and, following execution of the Supply Agreement, the terms and conditions thereof). Each Product Material will be sold by ACEA to Sorrento at [...***...] of ACEA’s COGS for such Product Material.  For the avoidance of doubt, and notwithstanding anything in this Agreement or the Supply Agreement to the contrary, Sorrento is not obligated or required to purchase from ACEA any Product Materials that are not mutually agreed upon by the Parties (including as to quantities, specifications and price) and Sorrento shall be free to manufacture itself or to otherwise source, purchase or obtain any Product Materials from any Third Party suppliers.

(b)Forecast. During the term of this Agreement, and subject to the terms and conditions hereof, Sorrento shall place Purchase Orders (as defined below) for Product Materials as reasonably needed to satisfy demand for the Product Materials.  From time to time, Sorrento may provide ACEA with an initial written forecast of the quantities of the Product Materials estimated in good faith to be required during the succeeding twelve (12) months. Such forecasts, if any, will be non-binding and will be for convenience and planning purposes only.  If Sorrento elects to provide such forecasts, Sorrento will prepare and deliver to ACEA a written forecast of the quantities of each Product Material estimated to be required for each month during the succeeding twelve (12) month period (each, a “Forecast”) reflecting Sorrento’s good faith estimate of the Product Materials requirements of Sorrento, its Affiliates and Sublicensees of Product Materials during such period. ACEA shall notify Sorrento as soon as possible, but in any event within five (5) days of receipt of a Forecast, if ACEA is unwilling or believes it will be unable to deliver Product Materials in accordance with such Forecast, and the parties shall work together in good faith to create a new Forecast acceptable to both parties, as soon as possible and without cost or penalty.

(c)Purchase Orders. Sorrento shall order Product Materials by submitting purchase orders to ACEA in writing or through electronic transmission, in a form reasonably acceptable to ACEA (each, a “Purchase Order”). Each Purchase Order must include ordering information such as Product Materials name or other Product Materials identifier, quantity, unit price, requested delivery dates, delivery locations (which shall be Sorrento’s facility(ies) in the United States unless otherwise agreed by ACEA) and any other elements necessary to ensure the timely production and delivery of the Product Materials.

(d)Acceptance of Purchase Orders. Within five (5) calendar days following ACEA’s receipt of each Purchase Order, ACEA will accept or reject such Purchase Order in writing or through electronic transmission. ACEA shall be obligated to accept all Purchase Orders that do not exceed [...***...] of the then-current Forecast. ACEA shall use commercially reasonable efforts to accept any portion of a Purchase Order for amounts greater than [...***...] of the then-current Forecast. For all Purchase Orders that ACEA does not accept, ACEA shall either reject such Purchase Order or provide alternate delivery dates that are reasonably acceptable to Sorrento. Within five (5) calendar days following Sorrento’s receipt of such alternate delivery dates, Sorrento will either: (a) notify ACEA in writing or through electronic transmission that it rejects such dates (in which case the Purchase Order will be deemed cancelled and of no effect); or (b) accept such dates by issuing a confirming Purchase Order, which shall be deemed accepted by ACEA upon receipt. Subject to the foregoing, no Purchase Order shall be binding unless accepted in writing by ACEA.

(e)Delivery. Unless otherwise provided in the Supply Agreement following the Parties’ execution thereof, Product Materials shall be shipped, transported, and delivered in accordance with Sorrento’s reasonable instructions and with at least eighteen (18) months of residual shelf life at time of delivery and the Parties will work in good faith to extend minimum shelf life at delivery to a target of twenty-four (24) months or more. Deliveries of Product Materials shall be made DDP (INCOTERMS 2020) to Sorrento’s designated shipment facility(ies) in the United States as specified in the applicable Purchase Order. Title and risk of loss or of damage to Product Materials shall transfer to Sorrento after delivery of the Product Materials to Sorrento’s place of delivery named in the applicable Purchase Order.

(f)Non-Conforming Orders. Sorrento shall send to ACEA notice in writing or through electronic transmission regarding quantity discrepancies between ordered and delivered quantities with respect to any delivery of Product Materials and ACEA shall promptly deliver replacement Product Materials to remedy the quantity discrepancies.  Sorrento shall send to ACEA notice in writing or through electronic transmission regarding Defects (as defined below) with respect to any delivery of Product Materials.  In the event that ACEA has delivered any Product Materials that, as delivered, is not new unless otherwise specified in the applicable Purchase Order, is not free and clear of all liens and encumbrances of any kind, deviates from the applicable specifications, was not manufactured in accordance with Applicable Laws or the terms and conditions of this Agreement or any other requirements mutually agreed upon by the Parties (including, following execution of the Supply Agreement, the terms and conditions thereof) (each deviation a “Defect”, and the Product Materials that is the subject of the Defect, a “Defective Product Materials”), ACEA shall, at its sole cost and expense, promptly repair or replace the Defective Product Materials or, if ACEA is unable or unwilling to do so, refund all amounts paid by Sorrento for such Defective Product Materials. Sorrento, or its designated representative, may inspect the Product Materials to determine whether ACEA has cured the defect. If both parties decide that the Product Materials cannot be reworked or used, ACEA shall arrange, at its sole cost and expense, for all such Defective Product Materials to be picked up and destroyed in accordance with all Applicable Laws and deliver to Sorrento a certificate of destruction signed by an authorized representative of ACEA.

Section 3.5Supply Agreement. No later than six (6) months following the Effective Date of this Agreement, Sorrento and ACEA shall negotiate one or more definitive written supply agreements (each, a “Supply Agreement”) regarding the manufacture and supply of such Licensed Products and/or Licensed Materials in good faith between the Parties with standard terms (in accordance standard industry terms), which Supply Agreement(s) would include reasonable and competitive pricing and also include ongoing technology transfer provisions in the event that ACEA is unable, unwilling, or is delinquent in supplying Licensed Products and/or Licensed Materials as described in this Section 3.5. For clarity, unless and until the Parties execute such Supply Agreement, Sorrento shall have the right to purchase, and ACEA shall supply to Sorrento, Product Materials pursuant to the terms of this Article III.

ARTICLE IV

PAYMENTS

Section 4.1Upfront Payment.  Sorrento shall pay to ACEA an up-front, one-time licensee fee equal or equivalent to fifteen million dollars ($15,000,000 USD), payable as follows: (i) a first payment of five million dollars ($5,000,000 USD) within ten (10) Business Days of execution of this Agreement, (ii) a second payment of ten million dollars ($10,000,000 USD) within thirty (30) calendar Days of execution of this Agreement.  Such payments may be comprised of (i) cash or (ii) any combination of cash and common stock of Sorrento, in any case as determined by both Sorrento (the “Up-Front Payment”); provided, however, that no more than fifty percent (50%) of any Up-Front Payment will be paid in common stock, whereby the per share price used for calculating the number of shares of common stock of Sorrento issuable to ACEA in the Up-Front Payment shall be the 10-Day VWAP of such shares (the “Up-Front Per Share Price”). In the event Sorrento satisfies all or portion of the Up-Front Payment obligation through the delivery to ACEA of shares of Sorrento common stock (the “Up-Front Payment Shares”), the Up-Front Payment Shares shall be registered and freely tradable within thirty (30) days following issuance. In the event Sorrento satisfies all or portion of the Up-Front Payment obligation through the delivery to ACEA of shares of Sorrento common stock (the “Up-Front Payment Shares”) and the Up-Front Per Share Price is less than the closing price per share of Sorrento’s common stock, as reported on The Nasdaq Stock Market LLC on the date that is six months after the date of issuance of the Up-Front Payment Shares, as applicable (the “Up-Front Payment 6-Month Price”), Sorrento shall reimburse ACEA for the difference in value through (a) the payment of cash, (b) the delivery of additional shares of Sorrento common stock valued at the Up-Front 6-Month Price or (c) a combination of the foregoing, in any case as determined by Sorrento in its sole discretion.

Section 4.2Milestone Payments.  During the term of this Agreement, Sorrento shall pay to ACEA the amounts set forth below upon the first achievement of the corresponding milestone event by Sorrento or its Affiliates (or their respective Sublicensees) hereunder with respect to Royalty-Bearing Products (each, a “Milestone Payment”) and each undisputed Milestone Payment shall be payable within fifteen (15) Business Days of achievement of the corresponding milestone events.  For clarity, each Milestone Payment under this Section 4.2 shall be payable only once for the first achievement by Sorrento or its Affiliates (or their respective Sublicensee) of such milestone event and for each of the regulatory milestones from (A) to (D) as listed below with respect to the first Royalty-Bearing Product to achieve such milestone.  In addition, for clarity, Sorrento shall pay each milestone based on Net Sales from (E) to (G) as listed in the table immediately below on the first time that the aggregate of all Net Sales of all Royalty-Bearing Products by Sorrento, its Affiliates (or their respective Sublicensee) equals or exceeds the applicable threshold for such milestone. Notwithstanding anything to the contrary contained herein, each Milestone Payment may be comprised of (i) cash or (ii) any combination of cash and common stock of Sorrento in any case as determined by Sorrento; provided that no more than fifty percent (50%) of any Milestone Payment will be paid in common stock. In the event Sorrento satisfies all or portion of any Milestone Payment obligation through the delivery to ACEA of shares of Sorrento common stock (with respect to each such Milestone Payment, the “Milestone Payment Shares”), the per share price used for calculating the number of Milestone Payment Shares issued shall be the 10-Day VWAP of such shares (the “Milestone Per Share Price”) and the Milestone Payment Shares shall be registered and freely tradable within thirty (30) days following issuance. In the event Sorrento satisfies all or portion of the Milestone Payment obligation through the delivery to ACEA of Milestone Payment Shares and the Milestone Per Share Price is less than the closing price per share of Sorrento’s common stock, as reported on The Nasdaq Stock Market LLC on the date that is six months after the date of issuance of the Milestone Payment Shares, as applicable (the “Milestone Payment 6-Month Price”), Sorrento shall reimburse ACEA for the difference in value through (a) the payment of cash, (b) the delivery of additional shares of Sorrento common stock valued at the Milestone Payment 6-Month Price or (c) a combination of the foregoing, in any case as determined by Sorrento in its sole discretion.

Milestone Event	Milestone Payment

(A) Earliest to occur of:

(1) FDA acceptance of [...***...] by Sorrento or its Affiliate (or their respective Sublicensee) for a Royalty-Bearing Product

or

(2) FDA issuance of [...***...] by Sorrento or its Affiliate (or their respective Sublicensee)

[...***...] dollars ($[...***...] USD)
(B) First Regulatory Approval in [...***...] of a Royalty-Bearing Product submitted by Sorrento or its Affiliate (or their respective Sublicensee)	[...***...] dollars ($[...***...] USD)

(C) First Regulatory Approval in [...***...] of a Royalty-Bearing Product submitted by Sorrento or its Affiliate (or their respective Sublicensee)	[...***...] dollars ($[...***...] USD)
(D) First Regulatory Approval in [...***...] of a Royalty-Bearing Product submitted by Sorrento or its Affiliate (or their respective Sublicensee)	[...***...] dollars ($[...***...] USD)
(E) Total, aggregate Net Sales of all Royalty-Bearing Products in excess of [...***...] dollars ($[...***...] USD)	[...***...] dollars ($[...***...] USD)
(F) Total, aggregate Net Sales of all Royalty-Bearing Products in excess of [...***...] dollars ($[...***...] USD)	[...***...] dollars ($[...***...] USD)
(G) Total, aggregate Net Sales of all Royalty-Bearing Products in excess of [...***...] dollars ($[...***...] USD)	[...***...] dollars ($[...***...] USD)

Section 4.3Royalty Payments.

(a)Royalties.  During the applicable Royalty Term (as defined below) and subject to the reductions set forth in Section 4.3(c) below, on a Royalty-Bearing Product-by-Royalty-Bearing Product and country-by-country basis, Sorrento shall pay to ACEA royalties on Net Sales during the applicable Royalty Term in accordance with the tiered royalty rates set forth in the table below, which tiered royalty rates shall be based on aggregate Net Sales of all Royalty-Bearing Products (each such royalty, a “Royalty”).

Annual Net Sales	Royalty Amount

Annual Net Sales of [...***...] dollars ($[...***...] USD) in the applicable year	[...***...] percent ([...***...]%) of Net Sales
Annual Net Sales [...***...] dollars million dollars ($[...***...] USD) in the applicable year

[...***...] percent ([...***...]%) of Net Sales on Net Sales [...***...] dollars [...***...] dollars ($[...***...] USD) for the given year

and

[...***...] percent ([...***...]%) of Net Sales on Net Sales [...***...] dollars [...***...] dollars ($[...***...] USD) for the given year

(b)Royalty Term.  The Royalties under Section 4.3(a) will be payable on a quarterly basis due within thirty (30) days after the end of each calendar quarter for Net Sales of the applicable Royalty-Bearing Products in the applicable countries in the Territory during the applicable Royalty Term.  Sorrento shall pay the Royalties on a Royalty-Bearing Product-by-Royalty-Bearing Product and country-by-country basis commencing on the First Commercial Sale of such Royalty-Bearing Product in such country in the Territory until the later of: (i) the expiration of the last-to-expire Valid Claim that Covers such Royalty-Bearing Product in such country in the Territory  and (ii) ten (10) years after the First Commercial Sale of such Royalty-Bearing Product (each, the “Royalty Term”). Within twenty (20) days following the end of a calendar quarter during the applicable Royalty Term, Sorrento shall provide ACEA a report containing the following information for the applicable calendar quarter on a Royalty-Bearing Product-by-Royalty-Bearing Product basis: (i) the amount of gross sales of such Royalty-Bearing Product in the applicable countries in the Territory; (ii) an itemized calculation of Net Sales in the applicable countries in the Territory showing actual sales prices and deductions provided for in the definition of Net Sales; and (iii) a calculation of the royalty payment due on such Net Sales. Within ten (10) days of the delivery of the applicable quarterly report, Sorrento shall pay in Dollars all undisputed amounts due to ACEA pursuant to Section 4.3.

(c)Royalty Reductions.

(i)No Valid Claim. If, on a Royalty-Bearing Product-by- Royalty-Bearing Product and country-by-country basis, such Royalty-Bearing Product is not or is no longer Covered by a Valid Claim of any Licensed Patent in such country in the Territory, then the royalty rate that would otherwise apply to Net Sales of such Royalty-Bearing Product in such country in the Territory under Section 4.3(a) will be reduced by [...***...] percent ([...***...]%) for the remainder of the term of this Agreement.

(ii)Third Party Payments.  If Sorrento is required to make royalty payments to one or more Third Parties on a Royalty-Bearing Product in consideration for a license under such Third Party’s Intellectual Property Rights (“Third Party Payments”), then Sorrento may credit against the royalty payments payable to ACEA pursuant to this Section 4.3 with respect to such Royalty-Bearing Product up to [...***...] percent ([...***...]%) of Third Party Payments owed by Sorrento with respect to such Royalty-Bearing Product; provided that in no event will the applicable running royalty rate for a Royalty-Bearing Product Covered by a Valid Claim be reduced, pursuant to this Section 4.3(c)(ii), to less than [...***...] percent ([...***...]%) of such applicable rate. Sorrento will be entitled to carry forward to future calendar quarters any amounts with respect to which Sorrento would have been entitled to make a deduction pursuant to this Section 4.3(c)(ii) but for such maximum reduction.

Section 4.4Right to Purchase Shares. At any time until the earlier of twelve (12) months following the effective date of this Agreement or the initial closing of ACEA’s next equity financing transaction in which ACEA receives aggregate gross proceeds of at least [...***...] (the “Next Financing”), Sorrento will have the right, in its sole discretion, to purchase up to the greater of [...***...] percent ([...***...]%) or [...***...] dollars ($[...***...] USD) in shares of preferred stock of ACEA at a pre-money valuation of ACEA of $[...***...] (with rights, preferences and privileges substantially similar to ACEA’s existing Series E preferred stock or the rights, preferences and privileges substantially similar to those provided to any other investor in the Next Financing, in each case as determined by Sorrento in its sole discretion). ACEA shall provide Sorrento at least twenty (20) calendar days advance written notice of the first closing of the Next Financing, which notice shall describe all material terms of such Next Financing.

Section 4.5Records and Audit Rights.  Sorrento will maintain complete and accurate records in sufficient detail to permit ACEA to confirm the accuracy of Sorrento’s calculations of payments owed under this Agreement.  Such records shall be available for audit and inspection during regular business hours for a period of three (3) years from the end of the calendar quarter to which they pertain, and not more often than once per calendar year, unless the audit reveals non-compliance or underpayment. ACEA shall provide Sorrento with thirty (30) calendar days’ prior written notice of such audit.  Audits and inspections may be conducted only by an internationally recognized certified public accounting firm mutually agreed upon by Sorrento and ACEA, and who agrees to be bound by a reasonable confidentiality agreement.  The mutually agreed upon certified public accounting firm may examine Sorrento’s records relating to this Agreement for the sole purpose of verifying the accuracy of the aforesaid calculations.  With regard to such calculations, the accountants shall disclose to ACEA, with a copy to Sorrento, only whether such calculations are correct or incorrect, and the amount of discrepancy, if any.  Once examined, such books and records will no longer be subject to further examination by ACEA under this Section 4.5.  Any amounts shown to have been underpaid shall be paid by Sorrento to ACEA and any amounts shown to have been overpaid shall be refunded by ACEA to Sorrento, in each case, within forty-five (45) calendar days from the accountant’s report.  ACEA shall bear the full cost of such audit unless such audit discloses an underpayment of more than [...***...] percent ([...***...]%) of the amount actually owed during the applicable calendar quarter, in which case Sorrento shall reimburse ACEA for its reasonable Third Party out-of-pocket costs incurred for such audit.

Section 4.6Taxes. Each Party shall be responsible for its own tax liabilities arising under this Agreement.  Subject to this Section 4.6, ACEA shall be liable for all income and other taxes (including interest) (“Taxes”) imposed upon any payments or other consideration made by Sorrento to ACEA under this Agreement (“Agreement Payments”).  If Applicable Laws require the withholding of Taxes, Sorrento shall make withholding payments in a timely manner and shall subtract the amount thereof from the Agreement Payments.  Sorrento shall promptly (as available) submit to ACEA appropriate proof of payment of the withheld Taxes as well as the official receipts within a reasonable period of time.  Notwithstanding the foregoing, if as a result of ACEA changing its domicile or other circumstances outside of Sorrento’s control, additional Taxes become due that would not have otherwise been due hereunder with respect to Agreement Payments, ACEA shall be responsible for all such additional Taxes.

Section 4.7Payment Method; Late Payments. Except as otherwise provided herein, all payments due hereunder to ACEA shall be made in U.S. dollars by wire transfer of immediately available funds into an account designated by ACEA. If ACEA does not receive payment of any sum due to it on or before the due date, simple interest shall thereafter accrue on the sum due until the date of payment by Sorrento at the per annum rate of [...***...] percent ([...***...]%) over the then-current prime rate reported in The Wall Street Journal or the maximum rate allowable by Applicable Law, whichever is lower.

ARTICLE V

INTELLECTUAL PROPERTY OWNERSHIP; PATENT PROSECUTION AND ENFORCEMENT

Section 5.1Background IP. Subject to Section 5.2 below, as between the Parties, ACEA will exclusively own and retain exclusive ownership of all right, title, and interest in and to all Know-How and Intellectual Property Rights (i) owned by ACEA (or its Affiliates) prior to the Effective Date, (ii) created, conceived, developed, invented, or otherwise acquired by ACEA (or its Affiliates) during the term of this Agreement but that is developed outside of the activities outlined in this Agreement and which do not constitute Sorrento IP pursuant to Section 5.2 below, and (iii) all updates, enhancements, modifications, derivatives, new versions, revisions, and improvements to any of the items outlined in (i) and (ii) of this Section 5.1 that are created, conceived, developed, invented, or otherwise acquired solely by ACEA (or its Affiliates). Subject to Section 5.2 below, as between the Parties, Sorrento will exclusively own and retain exclusive ownership of all right, title, and interest in and to all Know-How and Intellectual Property Rights (a) owned by Sorrento (or its Affiliates), as applicable, prior to the Effective Date or (b) created, conceived, developed, invented, or otherwise acquired by Sorrento (or its Affiliates) during the term of this Agreement, including, all updates, enhancements, modifications, derivatives, new versions, revisions, and improvements to any of the foregoing items that are created, conceived, developed, invented, or otherwise acquired, whether solely by Sorrento (or its Affiliates) or jointly by Sorrento (and/or its Affiliates) on the one hand, and ACEA (or any of its Affiliates), on the other hand, by Sorrento (or any of its Affiliates). The Know-How and Intellectual Property Rights subject to this Section 5.1 is collectively referred to herein as “Background IP”.

Section 5.2New Inventions. As between the Parties, title to all New Inventions invented (a) solely by ACEA shall be owned by ACEA (“ACEA IP”) and licensed to Sorrento pursuant to Section 2.1 to the extent such New Inventions constitute Licensed Patents, Licensed Know-How or are otherwise reasonably necessary or useful for the development and commercialization of the Licensed Materials and/or Licensed Products; (b) solely by Sorrento shall be owned by Sorrento (“Sorrento IP”); and (c) jointly invented by (i) one or more employees or agents of ACEA or its Affiliates or other persons acting under its authority on the one hand and (ii) one or more employees or agents of Sorrento or its Affiliates or other persons acting under its authority on the other hand, shall be jointly owned by both Parties (“Joint IP”) and ACEA’s right, title and interest in and to such Joint IP shall be licensed to Sorrento pursuant to Section 2.1 only to the extent such Joint IP qualifies as Licensed Patents or Licensed Know-How under this Agreement; provided, for clarity, the exclusive rights and licenses granted to Sorrento under ACEA’s right, title and interest in and to such Joint IP shall not result in additional consideration due to ACEA other than as provided under this Agreement. Inventorship shall be determined by applying the patent laws of the United States, including, in the case of New Inventions jointly invented outside of the United States, as if such New Inventions were invented in the United States. Subject to the rights and licenses granted under this Agreement (including the exclusive rights and licenses granted to Sorrento pursuant to Section 2), each Party shall have the right to practice and use, grant licenses to practice and use, any Joint IP without the other Party’s consent and has no duty to account to the other Party for such practice, use and license. ACEA will keep Sorrento regularly informed of the development of ACEA IP and will provide to Sorrento all Know-How included therein, including upon request by Sorrento. ACEA, on behalf of itself and its Affiliates, hereby irrevocably and unconditionally assigns, and agrees to assign and to cause its Affiliates to assign, to Sorrento all right, title and interest of ACEA and its Affiliates, if any, in and to the Sorrento IP to be owned by Sorrento pursuant to Section 5.1. Sorrento hereby grants to ACEA, during the term of this Agreement, a non-exclusive, sub-licensable, non-transferable (except to an Affiliate or permitted assignee), fully paid-up, royalty free, worldwide license, under Sorrento’s rights in and to the Sorrento IP, solely to fulfil its obligations under this Agreement.

Section 5.3Prosecution. ACEA shall have the sole right (but not the obligation), to control the filing and prosecution, at its expense, and using patent counsel reasonably acceptable to Sorrento, any patents and patent applications for the Licensed Intellectual Property Rights and ACEA IP; provided, however, that ACEA shall (i) keep Sorrento reasonably informed with respect to the status of such matters, (ii) provide copies of all material submissions to any patent office related to such matters, and (iii) give Sorrento an opportunity to review and comment on the nature and text of any new or pending patent applications and consider in good faith any comments from Sorrento regarding steps that might be taken to strengthen patent protection with respect to any such patent applications and shall conduct discussions with Sorrento on a reasonable basis regarding the patent prosecution strategy for the Licensed Intellectual Property Rights and ACEA IP. If ACEA elects not to file or prosecute any patents or patent applications for the Licensed Intellectual Property Rights or ACEA IP, Sorrento shall have the right, at its expense, to file and prosecute such patents and patent applications using patent counsel of its choice. ACEA will pay all maintenance, annuity, and like fees and amounts to maintain all Licensed Intellectual Property Rights and ACEA IP as subsisting and in full force and effect. Without limiting the foregoing, ACEA shall promptly (but not less than ninety (90) days prior to the due date for the next applicable filing or payment) give notice to Sorrento of the grant, lapse, revocation, surrender, invalidation or abandonment of any Licensed Patents, and in the event of any lapse, revocation, surrender, invalidation or abandonment of any Licensed Patent in any country, Sorrento may by notice to ACEA assume control of the prosecution and maintenance of such Licensed Patents in such country at ACEA’s expense.  In the event that Sorrento is permitted to file, prosecute or maintain any Licensed Patents pursuant to the foregoing provisions of this Section 5.3, ACEA shall provide to Sorrento all reasonable assistance and cooperation in such efforts, including providing any necessary powers of attorney and assignments of employees of ACEA and its Affiliates and Sublicensees and Third Party contractors and executing any other required documents or instruments for such activities.  Sorrento shall have the right to control the filing, prosecution and maintenance, at its expense, and using patent counsel of its choice, any patents and patent applications arising out of or relating to Sorrento IP and any Background IP of Sorrento.

Section 5.4Patent Enforcement.

(a)By Sorrento. Sorrento shall have the first right (but not the obligation) at its expense to enforce the Licensed Patents in the Field in the Territory in connection with matters and/or products relating to the Licensed Products, and to settle any claims in connection with such enforcement (a “Sorrento Enforcement Action”). All Sorrento Enforcement Actions shall be entirely under Sorrento’s direction and control; Sorrento shall have sole responsibility for determining the strategy of Sorrento Enforcement Actions and filing all papers in connection therewith; provided that Sorrento will give ACEA an opportunity to review and comment on the nature and the strategy of the Sorrento Enforcement Actions and consider in good faith any comments from ACEA regarding the same. Sorrento shall keep ACEA reasonably informed of the progress of any such Sorrento Enforcement Action, and ACEA shall have the right to participate in the Sorrento Enforcement Action with counsel of its own choice at its own expense. In any event, ACEA shall reasonably cooperate with Sorrento in any Sorrento Enforcement Action, shall provide Sorrento with such information as Sorrento reasonably requests to facilitate Sorrento’s enforcement of the Sorrento Enforcement Action, and shall join as a named party in any Sorrento Enforcement Action at the request of Sorrento. Any recovery received as a result of any Sorrento Enforcement Action shall be used first to reimburse the Parties for the costs and expenses (including attorneys’ and professional fees) incurred in connection with such Sorrento Enforcement Action (and not previously reimbursed). If such recovery is insufficient to cover all such costs and expenses of both Parties, it shall be shared in proportion to the total of such costs and expenses incurred by each Party. If, after such reimbursement, any funds remain from such recovery, then such remainder amount of the recovery shall be retained by Sorrento and treated as a sale of a Royalty-Bearing Product, if applicable, for purposes of calculating Net Sales and any royalties payable to ACEA hereunder.  In no event shall Sorrento admit the invalidity of any Licensed Patent without the prior written consent of ACEA.

(b)By ACEA. ACEA may, solely upon receiving Sorrento’s prior written consent, and at ACEA’s sole expense, enforce the Licensed Patents outside of the Field and Joint IP outside of the Field or outside of the Territory and the Licensed Patents inside the Territory if Sorrento refuses to enforce or fails to enforce pursuant to Section 5.4(a) (an “ACEA Enforcement Action”). ACEA will have the right to control any ACEA Enforcement Action, provided that ACEA will give Sorrento an opportunity to review and comment on the nature and strategy of the ACEA Enforcement Action and consider in good faith any comments from Sorrento regarding the same. In addition, ACEA shall keep Sorrento reasonably informed of the progress of any ACEA Enforcement Action, and Sorrento shall have the right to participate in any ACEA Enforcement Action with counsel of their own choice at their own expense. Any recovery received as a result of any ACEA Enforcement Action shall be used first to reimburse the Parties for the costs and expenses (including attorneys’ and professional fees) incurred in connection with such ACEA Enforcement Action (and not previously reimbursed). If such recovery is insufficient to cover all such costs and expenses of both Parties, it shall be shared in proportion to the total of such costs and expenses incurred by each Party. If, after such reimbursement, any funds remain from such recovery, then such remainder amount of the recovery shall be retained by ACEA. For the avoidance of doubt, ACEA may not threaten or bring any action to enforce the Licensed Patents without first obtaining Sorrento’s written consent to do so. Notwithstanding the foregoing, in no event shall ACEA (i) admit the invalidity of, or after exercising its right to bring and control an action under this Section 5.4(b), fail to defend the validity of, any Licensed Patents without Sorrento’s prior written consent, or (ii) settle any ACEA Enforcement Action under this Section 5.4(b) without the prior written consent of Sorrento, which consent, in each instance, shall not be unreasonably withheld, conditioned or delayed.

Section 5.5Patent Defense. ACEA will defend any action or suit, or other inter partes proceeding, brought by a Third Party that challenges or concerns the patentability, validity, enforceability, priority, title, or scope of the Licensed Patents, in all cases at ACEA’s sole expense. Sorrento shall have the right to participate in all such defensive activities and shall reasonably cooperate with ACEA during such proceeding at ACEA’s sole cost and expense.  Notwithstanding the foregoing, in no event shall ACEA admit the invalidity of or fail to defend the validity of, any Licensed Patents without Sorrento’s prior written consent.

Section 5.6Defense of Infringement Claims.  In the event that a claim is brought against either Party alleging the infringement, violation or misappropriation of any Third Party Intellectual Property Right based on the manufacture, use, sale or importation of the Licensed Materials or Licensed Products, the Parties shall promptly meet to discuss the defense of such claim, and the Parties shall, as appropriate, enter into a joint defense agreement with respect to the common interest privilege protecting communications regarding such claim in a form reasonably acceptable to the Parties.  The Party against which such claim is brought shall have the right to control the defense of such claim and shall keep the other Party reasonably informed with respect thereto; provided, ACEA or Sorrento shall not settle any patent infringement litigation under this Section 5.6 in a manner that diminishes the rights and interests of the other Party without the other Party’s prior written consent.

Section 5.7Patent Marking. At Sorrento’s discretion subject to its reasonable business judgement, Sorrento shall, and shall require its Affiliates and Sublicensees, to mark Licensed Products developed, manufactured or sold hereunder in accordance with the Applicable Law.

ARTICLE VI

TERM AND TERMINATION

Section 6.1Term. This Agreement shall become effective as of the Effective Date, and will continue in full force and effect unless and until (i) mutually terminated in writing by the Parties or (ii) otherwise terminated pursuant to and in accordance with the terms of this Agreement.

Section 6.2Termination.

(a)Termination for Material Breach.

(i)By Sorrento.  If ACEA commits a material breach of this Agreement, Sorrento may provide to ACEA a written notice specifying the nature of the breach, requiring ACEA to make good or otherwise cure such breach, and stating its intention to terminate this Agreement if such breach is not cured.  If such breach is not cured within ninety (90) days after the receipt of such notice, then subject to Section 6.2(a)(iii), Sorrento shall be entitled, without prejudice to any of its other rights conferred under this Agreement, and in addition to any other remedies available to it by law or in equity, to terminate this Agreement by written notice to ACEA.

(ii)By ACEA.  If Sorrento (1) commits a material breach of its payment obligations to ACEA under this Agreement, (2) commits a material breach of its obligations under this Agreement with respect to the use of Commercially Reasonable Efforts for the development and commercialization of Licensed Products, or (3) permanently ceases development of all Licensed Products, ACEA may provide to Sorrento a written notice specifying the nature of the breach, providing evidence of such breach (if any) reasonably sufficient for Sorrento to understand the nature and basis of such claim, requiring Sorrento to make good or otherwise cure such breach, and stating its intention to terminate this Agreement if such breach is not cured.  If (A) such breach is not cured within a reasonable period of time (of at least ninety (90) days) after the receipt of such notice, and (B), with respect to item (2) above, only if Sorrento does not resume the use of

Commercially Reasonable Efforts within ninety (90) days) or provide to ACEA within such 90-days period a written plan detailing the efforts to be expended by Sorrento to resume the use of Commercially Reasonable Efforts within a reasonable period of time thereafter, then subject to Section 6.2(a)(iii), ACEA shall be entitled, without prejudice to any of its other rights conferred under this Agreement, and in addition to any other remedies available to it by law or in equity, to terminate this Agreement by written notice to Sorrento.

(iii)If the alleged breaching Party disputes in good faith the existence or materiality of a breach specified in a notice provided by the other Party in accordance with Section 6.2(a)(i) or 6.2(a)(ii), and such alleged breaching Party provides the other Party notice of such dispute within fifteen (15) days of the date of the notice provided by the other Party in accordance with Section 6.2(a) and, with respect to payment, such alleged breaching Party pays any portion of such payment not in dispute, then the non-breaching Party will not have the right to terminate this Agreement under Section 6.2(a) unless and until (i) the arbitrators, in accordance with Section 6.2(a)(iv), have determined that the alleged breaching Party has materially breached this Agreement (an “Arbitral Decision”), and (ii) the alleged breaching Party has failed to cure such breach within ninety (90) days following such Arbitral Decision (except (1) to the extent such breach involves the failure to make a payment when due, which breach must be cured within fifteen (15) days following such an Arbitral Decision and (2) as otherwise provided in Section 6.2(a)(ii)(B)).  The Arbitral Decision will include a description of what is required to cure such breach.  If the arbitrators determine that a Party should be regarded as the prevailing Party, then such prevailing Party in such arbitration shall be reimbursed by the other Party for all of such prevailing Party’s expenses related to such arbitration proceeding.  It is understood and agreed that during the pendency of such dispute, all of the terms and conditions of this Agreement will remain in effect.

(iv)The Arbitral Decision shall be reached, and the arbitration proceeding shall be conducted, in accordance with the simplified process procedures of the American Arbitration Association. The number of arbitrators shall be three, one of whom shall be appointed by each of the parties and the third of whom shall be selected by mutual agreement of the co-arbitrators with the input of the parties, within thirty (30) days of the selection of the second arbitrator and thereafter by the American Arbitration Association. The seat of the arbitration will be New York, New York. The arbitration award rendered by the arbitrators shall be final and binding on the parties.  Judgment on the award may be entered in any court having jurisdiction thereof.

(v)If the breach in dispute relates to any rights that have been sublicensed by Sorrento and such breach is subject to any such sublicense agreement, the dispute resolution provisions of such sublicense agreement shall govern as to any conduct of such Sublicensee and termination under this Section 6.2 for such breach shall be stayed pending resolution of any such dispute resolution provisions of such sublicense.

(vi)As to termination by ACEA, the Parties agree that termination pursuant to Section 6.2(a)(ii) is a remedy to be invoked only if the breach cannot be adequately remedied through a combination of specific performance and the payment of money damages.

(b)Termination for Convenience by Sorrento. After Sorrento has fulfilled its upfront payment obligations under Section 4.1 (the payments under which are non-refundable), Sorrento may terminate this Agreement for no reason or for any reasons upon three (3) months’ written notice to ACEA.

All remedies set forth herein shall be cumulative and in addition to any other remedies such Party may have at law or in equity.

Section 6.3Effects of Termination or Expiration.

(a)By ACEA for Cause or by Sorrento without Cause and Mutual Termination. Termination of this Agreement (i) by ACEA under Section 6.2(a)(ii); (ii) by Sorrento for convenience under Section 6.2(b) will result in termination of Sorrento’s license under Section 2.1; or (iii) by mutual termination prior to the expiration of the Agreement, which license shall automatically revert to ACEA; provided, however, that Sorrento and its Sublicensees may, for a period not to exceed one (1) year, finish manufacturing and sell any inventories of Licensed Products existing (including in process inventories or inventories subject to contractual manufacturing or purchase commitments) on the date of termination, provided Sorrento shall continue to fulfill all of its respective payment obligations under Article IV of this Agreement during this one-year period.

(b)By Sorrento for Cause. Termination of this Agreement by Sorrento under Section 6.2(a) for material breach of this Agreement by ACEA, will result in the license in Section 2.1 becoming fully paid, royalty-free and irrevocable and the payment obligations of Sorrento under Sections 4.2 and 4.3 shall automatically terminate effective as of such termination date such that no additional or future Milestone Payments or Royalties shall accrue or become due or payable by Sorrento; provided, Sorrento shall timely fulfill all of its respective payment obligations under Article IV of this Agreement incurred prior to the date of such termination by Sorrento and the license granted hereunder shall be the sole and exclusive financial remedy with respect to any damages caused by such material breach of ACEA; provided, for clarity, nothing contained in this Section 6.3(b) shall be deemed to limit or restrict ACEA’s obligations under Section 8.1 with respect to Third Party Claims.

(c)Expiration. Without limiting 6.3(b), upon expiration of the applicable Royalty Term with respect to a particular country in the Territory all rights and licenses granted to Sorrento under this Agreement with respect to such country will become fully paid, irrevocable, and royalty free.

(d)Termination or expiration of this Agreement will not affect either Party’s rights in its Background IP.

Section 6.4Survival. Termination or expiration of this Agreement shall not affect any rights or obligations of the Parties under this Agreement that have accrued prior to the date of termination or expiration. Notwithstanding anything to the contrary, the following provisions shall survive any expiration or termination of this Agreement: Article I, Article IV, Article V, Article VI and Article VIII, and Article X.

ARTICLE VII

REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 7.1By All Parties. Each Party represents, warrants and covenants to the other that:

(a)it is duly organized and validly existing under the laws of its state of formation and has full authority to enter into this Agreement;

(b)the execution and performance of this Agreement does not conflict with any other agreement, oral or written, to which it is a Party;

(c)it will perform its obligations under this Agreement in compliance with all Applicable Laws; and

(d)this Agreement is its legal, valid and binding obligation, enforceable against such Party in accordance with the terms and conditions hereof, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by the principles governing the availability of equitable remedies.

Section 7.2By ACEA. ACEA further represents, warrants and covenants to Sorrento that:

(a)The Licensed Patents and Licensed Know-How are Controlled by ACEA, are free and clear of all liens, claims, security interests, and encumbrances of any kind, and have not and will not be licensed or subject to any agreements, understandings, contracts, grants, covenants, or options that could conflict with the rights and licenses granted to Sorrento hereunder in all material respects.

(b)ACEA (i) has the full right and authority to grant the rights and licenses under this Agreement and (ii) to the knowledge of ACEA, has the right and authority to use all Licensed Materials and all Licensed Know-How.

(c)The Licensed Patents represent all patents and patent applications that ACEA or its Affiliates owns or Controls as of the Effective Date which would be infringed by the research, development, promotion, commercialization, or exploitation of the Licensed Products.

(d)No claim or litigation has been brought, asserted or threatened against ACEA or its Affiliates with respect any Licensed Patent by any Person (i) alleging the invalidity, misuse, unregisterability, unenforceability or non-infringement of any of the Licensed Patents, or (ii) challenging ACEA’s or any of its Affiliates Control of the Licensed Patents or with respect to owned Licensed Patents, making any adverse claim of ownership or inventorship thereof.

(e)As of the Effective Date, the Licensed Patents are valid and subsisting, and are not subject to any pending or threatened opposition, interference or litigation proceedings.

(f)To the best of ACEA’s knowledge, after due inquiry and including the knowledge that ACEA would have had following such due inquiry or which is imputed by Applicable Law, the development, manufacture or commercialization of any Licensed Materials or Licensed Product and the use of the Licensed Intellectual Property Rights pursuant to the provisions of this Agreement and as contemplated herein would not infringe the Patent Rights, or misappropriate the Know-How, of any Third Party.

(g)ACEA has not been a party to any agreement with the United States federal government or an agency thereof pursuant to which the United States federal government or such agency provided funding for the development of the Licensed Materials, and the inventions claimed or covered by the Licensed Patents (A) were not conceived, discovered, developed or otherwise made in connection with any research activities funded, in whole or in part, by the federal government of the United States or any agency thereof, (B) are not a “subject invention” as that term is described in 35 U.S.C. Section 201(e) and (C) are not otherwise subject to the provisions of the Patent and Trademark Law Amendments Act of 1980, as amended, codified at 35 U.S.C. §§ 200-212, as amended, as well as any regulations promulgated pursuant thereto, including in 37 C.F.R. Part 401.

(h)There is no action or other proceeding filed nor threatened against ACEA of any of its Affiliates alleging that the research, development, manufacture or commercialization of any Licensed Materials or use of Licensed Know-How as contemplated under this Agreement, violates, infringes, constitutes misappropriation or otherwise conflicts with or interferes with or would violate, infringe, constitute a misappropriation or otherwise conflict or interfere with, any intellectual property or proprietary right of any Third Party.

(i)Neither ACEA nor any of its Affiliates, nor any of their respective officers, employees or agents, has (i) committed an act, (ii) made a statement or (iii) failed to act or make a statement that, in any case ((i), (ii) (iii)), that (x) would be or create an untrue statement of material fact or fraudulent statement to the FDA or any other Regulatory Authority solely with respect to the development, manufacture or commercialization of the Licensed Materials, or (y) would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or any analogous laws or policies in the Territory, with respect the development, manufacture or commercialization of the Licensed Materials.

(j)Neither ACEA nor any of its employees, directors, officers or subcontractors performing or involved with the development or commercialization of the Licensed Materials or Licensed Product or its performance under this Agreement have been “debarred” or excluded from reimbursement by the FDA or any other Regulatory Authority, nor have debarment or exclusion proceedings against ACEA or any of its employees or subcontractors been commenced; and

(k)ACEA and its Affiliates has or will obtain from all other (sub)licensees, contractors, and employees who conduct activities with respect to the Licensed Materials or Licensed Product, an assignment or exclusive license, including the right to grant and authorize sublicenses, of or under any and all New Inventions made by such (sub)licensee, contractor or employee.

(l)To ACEA’s knowledge as of the Effective Date, no Know-How, Intellectual Property Right or other information related to, or reasonably necessary or useful for the use and development of, Licensed Materials or Licensed Product exists that is material to the activities contemplated hereunder and has not been disclosed by ACEA to Sorrento.

ACEA will provide Sorrento with prompt written notice if any of the representations and warranties in this Section 7.2 becomes untrue.

Section 7.3General Disclaimer. EACH PARTY AGREES AND ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR ANY SUPPLY AGREEMENTS ENTERED INTO BY THE PARTIES, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND WHATSOEVER, IMPLIED OR STATUTORY WITH RESPECT TO THE SUBJECT MATTER OF THIS AGREEMENT, AND EACH PARTY HEREBY EXPRESSLY DISCLAIMS ALL SUCH REPRESENTATIONS AND WARRANTIES, IMPLIED OR STATUTORY, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OR THE LIKE, OR ARISING FROM COURSE OF PERFORMANCE.

ARTICLE VIII

indemnity; Insurance; Liability

Section 8.1By ACEA.  ACEA hereby agrees, at its sole cost and expense, to defend, hold harmless and indemnify (collectively, “Indemnify”) Sorrento and its Affiliates and their respective directors, officers and employees (the “Sorrento Indemnitees”) from and against any and all liabilities, damages, penalties, fines, costs and expenses (including, reasonable attorneys’ fees and other expenses of litigation) (collectively, “Liabilities”) resulting from suits, claims, actions and demands, in each case brought by a Third Party (each, a “Third-Party Claim”) against any Sorrento Indemnitee and arising from or occurring as a result of: (i) the development, manufacture or commercialization of the Licensed Materials, Licensed Product, Licensed Intellectual Property Rights or any other product or service by or on behalf of ACEA, its Affiliates or any of their respective other (sub)licensees; (ii) any material breach of any of ACEA’s obligations, representations, warranties or covenants under this Agreement; or (iii) the gross negligence or willful misconduct of a ACEA Indemnitee under this Agreement.  ACEA’s obligation to Indemnify the Sorrento Indemnitees pursuant to this Section 8.1 shall not apply to the extent that any such Liabilities are the result of a material breach by Sorrento of its obligations, representations, warranties or covenants under this Agreement or Sorrento’s gross negligence or willful misconduct.

Section 8.2By Sorrento.  Sorrento hereby agrees to Indemnify ACEA and its agents, directors, officers and employees (the “ACEA Indemnitees”) from and against any and all Liabilities resulting from Third-Party Claims against any ACEA Indemnitee arising from or occurring as a result of: (i) the development, manufacture or commercialization of the Licensed Products by or on behalf of Sorrento, its Affiliates or Sublicensees; (ii) any material breach of any of Sorrento’s obligations, representations, warranties or covenants under this Agreement; or (iii) the gross negligence or willful misconduct of a Sorrento Indemnitee under this Agreement.  Sorrento’s obligation to Indemnify ACEA Indemnitees pursuant to this Section 8.2 shall not apply to the extent that any such Liabilities are the result of a material breach by ACEA of its obligations, representations, warranties or covenants under this Agreement or ACEA’s gross negligence or willful misconduct.

Section 8.3Indemnity Procedure.  To be eligible to be Indemnified hereunder, the indemnified Person shall provide the indemnifying Party with prompt written notice of the Third-Party Claim giving rise to the indemnification obligation pursuant to this Article 8 and the right to control the defense (with the reasonable cooperation of the indemnified Person) or settlement any such claim; provided, however, that the indemnifying Party shall not enter into any settlement that admits fault, wrongdoing or damages without the indemnified Person’s written consent, such consent not to be unreasonably withheld or delayed.  The indemnified Person shall have the right to join, but not to control, at its own expense and with counsel of its choice, the defense of any claim or suit that has been assumed by the indemnifying Party.

Section 8.4Insurance.  Each Party, at its own expense, shall maintain liability insurance (or self-insure) in an amount consistent with industry standards, with limits of liability not less than those specified below, during the term of this Agreement.

(a)Commercial general liability insurance against claims for bodily injury and property damage which shall include contractual coverage and product liability coverage, with limits of not less than one million dollars ($1,000,000) per occurrence and in the aggregate.

(b)Workers compensation and employers’ liability with limits to comply with the statutory requirements of the state(s) in which the Agreement is to be performed. The policy shall include employers’ liability for not less than one million dollars ($1,000,000) per accident.

Each Party shall provide a certificate of insurance (or evidence of self-insurance) evidencing such coverage to the other Party upon request.

Section 8.5LIMITATION OF LIABILITY.  EXCEPT WITH RESPECT TO ANY BREACH OF SECTION 2.2, ARTICLE IX OR AS MAY BE PAYABLE PURSUANT TO THE APPLICABLE PARTY’S INDEMNIFICATION OBLIGATIONS UNDER THIS AGREEMENT, TO THE MAXIMUM EXTENT PERMITTED BY LAW AND EXCEPT FOR FRAUD OR WILLFUL MISCONDUCT, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, RELIANCE OR PUNITIVE DAMAGES, WHETHER LIABILITY IS ASSERTED IN CONTRACT, TORT (INCLUDING NEGLIGENCE AND STRICT PRODUCT LIABILITY), OR CONTRIBUTION, AND IRRESPECTIVE OF WHETHER THAT PARTY OR ANY REPRESENTATIVE OF THAT PARTY HAS BEEN ADVISED OF, OR OTHERWISE MIGHT HAVE ANTICIPATED THE POSSIBILITY OF, ANY SUCH LOSS OR DAMAGE.  EXCEPT WITH RESPECT TO SORRENTO’S PAYMENT OBLIGATIONS HEREUNDER, EACH PARTY’S TOTAL CUMULATIVE LIABILITY IN CONNECTION WITH THIS AGREEMENT, THE LICENSED INTELLECTUAL PROPERTY RIGHTS, LICENSED MATERIALS AND LICENSED PRODUCTS, WHETHER IN CONTRACT OR TORT OR OTHERWISE, WILL NOT EXCEED FIVE MILLION DOLLARS ($5,000,000 USD).

ARTICLE IX

CONFIDENTIALITY

Section 9.1Confidentiality. During the term and for a period of five (5) years thereafter, each Party shall maintain all Confidential Information of the other Party in trust and confidence and shall not, without the written consent of the other Party, disclose any Confidential Information of the other Party to any Third Party or use any Confidential Information of the other Party for any purpose other than as necessary in performance of its obligations hereunder or in connection with the exercise by Sorrento, its Affiliates or their respective Sublicensees of any of the licenses or rights granted under this Agreement provided such Affiliates and Sublicensees are subject to confidentiality obligations no less restrictive than the confidentiality obligations provided hereof. The confidentiality obligations of this Section 9.1 shall not apply to Confidential Information to the extent that the receiving Party can establish by competent evidence that such Confidential Information: (a) is publicly known prior or subsequent to disclosure without breach of confidentiality obligations by such Party or its employees, consultants or agents; (b) was in such Party’s possession at the time of disclosure without any restrictions on further disclosure; (c) is received by such receiving Party, without any restrictions on further disclosure, from a Third Party who has the lawful right to disclose it and without restriction on disclosure; or (d) is independently developed by employees or agents of the receiving Party who had no access to the disclosing Party’s Confidential Information.

Section 9.2Authorized Disclosure. Nothing herein shall preclude a Party from disclosing the Confidential Information of the other Party to the extent:

(a)such disclosure is reasonably necessary (i) for the filing or prosecuting of the Licensed Patents as contemplated by this Agreement; (ii) to comply with the requirement of Regulatory Authorities with respect to obtaining and maintaining Regulatory Clearance and/or Approval (or any pricing and reimbursement approvals) of any Licensed Product; or (iii) for prosecuting or defending litigations as contemplated by this Agreement;

(b)such disclosure is reasonably necessary to its employees, agents, consultants or contractors on a need-to-know basis for the sole purpose of performing its obligations or exercising its rights under this Agreement; provided that in each case, the disclosees are bound by written obligations of confidentiality and non-use consistent with those contained in this Agreement;

(c)such disclosure is reasonably necessary to any bona fide potential or actual investor, acquiror, merger partner, or other financial or commercial partner for the sole purpose of evaluating an actual or potential investment, acquisition or other business relationship; provided that in each case, the disclosees are bound by written obligations of confidentiality and non-use consistent with those contained in this Agreement;

(d)such disclosure is reasonably necessary to comply with applicable Laws, including regulations promulgated by applicable security exchanges, a valid order of a court of competent jurisdiction, administrative subpoena or order.

Notwithstanding the foregoing, in the event a Party is required to make a disclosure of the other Party’s Confidential Information pursuant to any of Sections 9.2(a) through 9.2(d), such Party shall promptly notify the other Party of such required disclosure and to the extent commercially reasonable, shall use reasonable efforts to obtain, or to assist the other Party in obtaining, a protective order preventing or limiting the required disclosure.

Section 9.3Return of Confidential Information. Promptly after the termination or expiration of this Agreement for any reason, each Party shall return to the other Party all tangible manifestations of such other Party’s Confidential Information at that time in the possession of the receiving Party; provided, the foregoing shall not be deemed to apply to, limit or restrict Sorrento, its Affiliates or their respective Sublicensees from retaining, using and disclosing any Confidential Information of ACEA in connection with exercising any of the licenses, rights or discharge of obligations under this Agreement that survive such termination or expiration of this Agreement.

Section 9.4Equitable Relief. Each Party acknowledges that its breach of Article IX of this Agreement may cause irreparable injury to the other Party for which monetary damages may not be an adequate remedy. Therefore, each Party shall be entitled to seek injunctive and other appropriate equitable relief from a court of competent jurisdiction to prevent or curtail any actual or threatened breach of the obligations relating to Confidential Information set forth in this Article IX by the other Party, without the necessity of posting a bond. The rights and remedies provided to each Party in this Article IX are cumulative and in addition to any other rights and remedies available to such Party at law or in equity.

ARTICLE X

MISCELLANEOUS

Section 10.1Bankruptcy. All rights granted under this Agreement (including the license rights under Section 2.1 will be considered for purposes of section 365(n) of 11 U.S.C. (the “Bankruptcy Code”) licenses of rights to “intellectual property” as defined under section 101(56) of the Bankruptcy Code. The Parties agree that each Party will retain and may fully exercise all of its rights and elections under the Bankruptcy Code. In the event that a Party seeks or is involuntarily placed under the protection of the Bankruptcy Code, and the trustee in bankruptcy rejects this Agreement, the other Party may elect, pursuant to section 365(n), to retain all rights granted to it with respect to the license rights granted hereunder to the extent permitted by law. Upon the written request of a Party to the other Party or the applicable bankruptcy trustee, the other Party or the applicable bankruptcy trustee will not interfere with the rights of the requesting Party as provided in this Agreement.

Section 10.2Consent to Amendments; Waiver. This Agreement may be amended or modified, in each case upon the approval, in writing, executed by ACEA and Sorrento. Each of ACEA and Sorrento, as applicable, may: (a) extend the time for the performance of any of the obligations or other acts of the other; (b) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered by the other pursuant hereto or (c) waive compliance with any of the agreements of the other or conditions to such other’s obligations contained herein. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the Party to be bound thereby.

Section 10.3Entire Agreement. This Agreement, including the exhibits attached hereto, and the other agreements referred to herein constitute the entire agreement among the Parties with respect to the matters covered hereby and supersede all previous written, oral or implied understandings among them with respect to such matters.

Section 10.4Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by Sorrento without the prior written consent of ACEA, except that Sorrento shall have the right to assign any of the foregoing (including by operation of law) to the surviving party of any merger, acquisition, or reorganization to which it is a party, or to the purchaser of all or substantially all of Sorrento’s business or assets related to this Agreement.  Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by ACEA without the prior written consent of Sorrento, except that ACEA shall have the right to assign any of the foregoing (including by operation of law) to the surviving party of any merger, acquisition, or reorganization to which it is a party, or to the purchaser of all or substantially all of ACEA’s business or assets related to this Agreement.  Except as otherwise expressly provided in this Agreement, all covenants and agreements set forth in this Agreement by or on behalf of the Parties shall bind and inure to the benefit of the respective successors and permitted assigns of the Parties, whether so expressed or not.

Section 10.5Governing Law; Consent to Jurisdiction; Venue; Waiver of Jury Trial. This agreement will be governed by and construed in accordance with the domestic laws of the State of California for contracts entered into and to be performed in such state without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California. Each Party hereto hereby submits to the exclusive jurisdiction of the United States District Court for the Southern District of State of California and of any State of California State court sitting in California for purposes of all legal proceedings arising out of or relating to the contemplated transactions and agrees that process shall be served upon such Party in the manner set forth in Section 10.6, and that service in such manner shall constitute valid and sufficient service of process. Each Party hereto irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. Each Party hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to the contemplated transactions.

Section 10.6Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (a) as of the date delivered, if delivered personally, (b) on the date the delivering Party receives confirmation, if delivered by facsimile or electronic transmission, (c) three (3) business days after being mailed by registered or certified mail (postage prepaid, return receipt requested) or (d) one (1) Business Day after being sent by overnight courier (providing proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.6):

If to Sorrento, to:

Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121
Facsimile: [...***...]
Attention: Henry Ji, Ph.D., President & Chief Executive Officer

with copies, which shall not constitute notice to Sorrento, to:

Sorrento Therapeutics, Inc.
4955 Directors Place
Facsimile: [...***...]
Attention: Legal Department

and

Paul Hastings LLP
1117 S. California Avenue
Palo Alto, CA 94304
Facsimile: (650) 320-1904
Attention: Jeffrey Hartlin, Esq.

If to ACEA, to:

ACEA Therapeutics, Inc.
Xiao Xu
President & CEO
9924 Mesa RIM Rd
San Diego, CA 92121
Telephone No.: [...***...]
Email Address: [...***...]

with copies, which shall not constitute notice to ACEA, to:

ACEA Therapeutics, Inc.
Lei Lu

Senior Vice President, Finance
9924 Mesa RIM Rd
San Diego, CA 92121
Telephone No.: [...***...]
Email Address: [...***...]

and

Morrison & Foerster
12531 High Bluff Dr # 100
San Diego, CA 92130
Tel.: (858) 720-5198
Attention: Steve Rowles
Email: [...***...]

Section 10.7 Force Majeure. Both Parties shall be excused from the performance of their obligations under this Agreement to the extent that such performance is prevented by force majeure and the nonperforming Party promptly provides notice of the prevention to the other Party. Such excuse shall be continued so long as the condition constituting force majeure continues and the nonperforming Party takes reasonable efforts to remove the condition. For purposes of this Agreement, force majeure shall mean conditions beyond the reasonable control of the Parties, including an act of God, war, civil commotion, terrorist act, labor strike or lock-out, epidemic, pandemic, global outbreak of an infectious disease, failure or default of public utilities or common carriers, destruction of production facilities or materials by fire, earthquake, storm or like catastrophe, and failure of plant or machinery (provided that such failure could not have been prevented by the exercise of skill, diligence, and prudence that would be reasonably and ordinarily expected from a skilled and experienced person engaged in the same type of undertaking under the same or similar circumstances). If a force majeure persists for more than ninety (90) days, then the Parties shall discuss in good faith the modification of the Parties’ obligations under this Agreement in order to mitigate the delays caused by such force majeure.

Section 10.8Exhibits. The exhibits to this Agreement constitute a part of this Agreement and are incorporated into this Agreement for all purposes as if fully set forth herein. The disclosure of any item or matter in any exhibit hereto shall not be taken as an indication of the materiality thereof or the level of materiality that is applicable to any representation or warranty set forth herein.

Section 10.9Counterparts. This Agreement may be executed in counterparts, all of which taken together shall constitute one agreement. For purposes of this Agreement, signatures delivered by facsimile or by email in the portable document format (PDF) or any other electronic format shall be accepted and binding as original signatures.

Section 10.10Severability. Should any provision of this Agreement or the application thereof to any Person or circumstance be held invalid or unenforceable to any extent: (a) such provision shall be ineffective to the extent, and only to the extent, of such unenforceability or prohibition and shall be enforced to the greatest extent permitted by law, (b) such unenforceability or prohibition in any jurisdiction shall not invalidate or render unenforceable such provision as applied (i) to other Persons or circumstances or (ii) in any other jurisdiction, and (c) such unenforceability or prohibition shall not affect or invalidate any other provision of this Agreement.

Section 10.11No Third-Party Beneficiaries. Except as otherwise expressly provided in this Agreement, no Person which is not a Party shall have any right or obligation pursuant to this Agreement.

Section 10.12No Strict Construction. Each of the Parties acknowledges that this Agreement has been prepared jointly by the Parties, and shall not be strictly construed against any Party.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

SORRENTO THERAPEUTICS, INC.

By:	/s/ Henry Ji, Ph.D.
Name: Henry Ji, Ph.D.
Title: President & Chief Executive Officer

ACEA Therapeutics, Inc.

By:	/s/ Xiao Xu
Name: Xiao Xu
Title: Chief Executive Officer

Exhibit A

Licensed Materials

Abivertinib (AC0010): A selective, orally available irreversible small molecule TKI to BTK and mutant EGFR, including any improvements thereto.